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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Washington, DC
104

09040908

SEC FILE NUMBER
8-52081

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Incapital LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Wacker Drive, Suite 3700
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillip E. Johnson — **312-379-3700**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 13 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas Ricketts, affirm (or swear) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Incapital LLC for the year ended December 31, 2008, are true and correct. I further affirm (or swear) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature Date 2/24/2009

Chief Executive Officer
Title

Notary Public

OFFICIAL SEAL
Lorraine A. Swiatly
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 05/08/2012

Incapital LLC

(SEC I.D. No. 8-52081)

Statement of Financial Condition as of
December 31, 2008, and
Independent Auditors' Report, and
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a **PUBLIC** Document.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Executive Board and Member of
Incapital LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Incapital LLC (the "Company") (a wholly-owned subsidiary of Incapital Holdings LLC) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Incapital LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2009

INCAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS

CASH	$ 152,278
SECURITIES OWNED — At fair value	6,007,009
RECEIVABLE FROM BROKER DEALERS	28,155,010
OTHER ASSETS	236,627
TOTAL	$34,550,924

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Payable to related party	$ 1,508,113
Payable to Parent — loan	800,000
Payable to Parent — other	524,727
Securities sold, not yet purchased — at fair value	228,124
Securities sold under agreement to repurchase	5,768,000
Other liabilities	7,291,079
Total liabilities	16,120,043
MEMBER'S EQUITY	18,430,881
TOTAL	$34,550,924

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

Incapital LLC (the "Company"), an Illinois limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is an introducing broker-dealer that engages in the underwriting of debt securities. The Company makes a market in securities which it has underwritten.

The Company is a wholly-owned subsidiary of Incapital Holdings LLC (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of the statement of financial condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Owned and Securities Sold, Not Yet Purchased — Securities owned and securities sold, not yet purchased, consist of securities underwritten by the Company or purchased in the secondary market. They are reported in the Statement of Financial Condition at fair value based on quoted market prices, prices for similar securities, or prices based on models using observable inputs.

Derivative Financial Instruments — Derivative financial instruments ("Derivatives") used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures, and certain options are based on quoted market prices.

Resale and Repurchase Agreement — Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Property — Property consists of purchased software which is being amortized on a straight-line basis over three years and is included in "Other assets" in the Statement of Financial Condition.

Income Taxes — The Company is treated as a partnership for U.S. tax purposes. A partnership is not liable for income taxes as each partner recognizes his or her proportionate share of the partnership income in his or her tax return. The Company accounts for uncertain tax positions in accordance with Statement of Financial Accounting Standards No. 5, *Accounting for Contingencies*.

3. NEW ACCOUNTING PRONOUNCEMENTS

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. On December 30, 2008, FASB staff position ("FSP") FIN No. 48-3 was issued deferring implementation of FIN No. 48 for non-public companies to fiscal years beginning after December 15, 2008. FIN No. 48 is effective for the Company for the year ending December 31, 2009. The Company is currently evaluating the impact, if any, on its statement of financial condition of adopting FIN No. 48.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115,* ("SFAS No. 159"). SFAS No. 159 permits companies to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for the Company on January 1, 2008. The Company did not elect the fair value option for any of its existing financial instruments on the effective date and has not determined whether or not it will elect this option for any eligible financial instruments it acquires in the future.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), *Business Combinations* ("SFAS No. 141R"). SFAS No. 141R broadens the guidance of SFAS No. 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more other businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations. SFAS No. 141R expands on required disclosures to improve the statement users' abilities to evaluate the nature and financial effects of business combinations. SFAS No. 141R is effective for the Company on January 1, 2009. The Company does not expect the adoption of SFAS No. 141R to have a material effect on its financial condition.

4. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, are as follows, as of December 31, 2008:

	Owned	Sold, Not Yet Purchased
Corporate debt securities	$ 681,858	$ 131,642
Agency securities	2,055,350	-
CMO's	1,192,883	-
Exempt securities — brokered certificates of deposit	2,076,918	96,482
Total	$ 6,007,009	$ 228,124

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurement* ("SFAS 157"), effective for fiscal years beginning after November 17, 2007. This standard clarifies the definition of fair value for financial reporting purposes, establishes a framework for measuring fair value and requires additional disclosures

about the use of fair value measurements. SFAS 157 became effective for the Company as of January 1, 2008, the beginning of its current fiscal year. The three levels of the fair value hierarchy under SFAS 157 are described below:

- Level 1 — quoted prices in active markets for identical securities
- Level 2 — other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 — significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used to value the Company's security positions as of December 31, 2008, is as follows:

Valuation Inputs	Owned	Sold, Not Yet Purchased
Level 1	$ -	$ -
Level 2	6,007,009	228,124
Level 3	-	-
	$ 6,007,009	$ 228,124

5. MANAGEMENT FEES

The Company has entered into a management agreement (the "Agreement") with the Parent, whereby the Parent provides the Company with administrative services and office facilities in exchange for a management fee determined in accordance with the terms of the Agreement. Management fees of $524,727 were unpaid at December 31, 2008, and included in "Payable to Parent - other" in the Statement of Financial Condition.

6. OFF-BALANCE-SHEET RISK

As an introducing broker that may have customers, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer cash accounts introduced by the Company. Customer transactions generally settle three business days after the trade date. If a customer does not complete the purchase or sale transaction, subsequent market fluctuation may require the Company to sell or purchase securities at prices that may differ from the original trade price. The Company is unable to determine the maximum exposure related to this indemnification.

In addition, the Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures and options on future contracts. These derivative financial instruments are used to manage market risks. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest. Derivative transactions are entered into to hedge other positions or transactions.

Futures contracts provide for the delayed delivery or purchase of securities at a specified future date at a specified price or yield. Options on futures contracts are contracts that allow the owner of the option to

purchase or sell the underlying futures contract at a specified price and within a specified period of time. Both futures contracts and options on futures contracts are executed on an exchange. The credit risk of exchange-traded financial instruments is reduced by the regulatory requirements of the individual exchanges. Cash settlement on futures contracts is made on a daily basis for market movements. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties to specific positions. No derivative contracts were outstanding at December 31, 2008.

The Company has sold securities that it does not currently own and is, therefore, obligated to purchase such securities at a future date. The Company has recorded these obligations in the Statement of Financial Condition at December 31, 2008, at the fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2008.

7. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 and is required to maintain "minimum net capital" equivalent to the greater of $100,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined.

At December 31, 2008, the Company had net capital, as defined, of $16,525,462, which was $15,852,033 in excess of its required net capital of $673,429. The Company's ratio of aggregate indebtedness to net capital was .61 to 1.

8. RELATED PARTIES

The Company derives most of its revenues from the underwriting of debt instruments of corporate and agency issuers. A subsidiary of one of the corporate issuers is a unit holder of the Parent.

An affiliate of one of the Parent's unit holders has signed a marketing agreement with the Company wherein the affiliate receives a specified percentage of fees as defined in the agreement from the underwriting of debt of certain issuers. The marketing agreement was in effect as of December 31, 2008, and expires on February 2018. The unpaid fees as of December 31, 2008, were $1,508,113 and included in "Payable to related party" on the Statement of Financial Condition.

This affiliate of the Parent's unit holder also participated as a selling agent in the underwritings of all corporate issuers.

The Company entered into a loan agreement on August 1, 2008, with its Parent with a maturity date of July 31, 2013. The loan bears interest at the three-month Libor rate plus 100 basis points (2.425% at December 31, 2008). All accrued interest on the loan is due July 31, 2009, and every July 31 thereafter until maturity or until paid in full.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

February 26, 2009

To the Executive Board and Member of
Incapital LLC
Chicago, Illinois

Dear Executive Board and Member of Incapital LLC:

In planning and performing our audit of the financial statements of Incapital LLC (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 26, 2009, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Executive Board and Member, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP